China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

January 16, 2015

VIA CORRESPONDENCE

Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Melissa Kindelan, Staff Accountant

Mitchell Austin, Staff Attorney

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Mobile Games and Entertainment Group Limited
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 001-35645

Dear Mr. Gilmore, Mr. Edgar, Ms. Kindelan, Mr. Austin and Mr. Crispino:

This letter sets forth the responses of China Mobile Games and Entertainment Group Limited (the “Company”) to the comments contained in the letter dated December 17, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of review, we have set forth below the comments from the Staff’s letter and the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3. Key Information

D. Risk Factors

Risks Related to Our Business

Our new games may not be commercially successful…, page 6

1.	We note your statement that a relatively small number of hit titles account for a significant portion of total revenue in the industry and that in 2013, 35% of your revenue was derived from a single game. We also note the discussion in your earnings call on November 17, 2014 that your top five games represented approximately 60% of your revenue for the quarterly period ended September 30, 2014. Tell us what consideration you have given to including a separate risk factor discussing your dependence on a limited number of games for a majority of your revenue.

The Company respectfully clarifies that, as stated on page 6 of the 2013 Form 20-F, 35% of its total revenues in 2013 were derived from its “Joyful” series, which consists of six card and board games, and not from a single game. As such, the Company did not consider itself to be dependent upon a limited number of individual games in 2013, and therefore did not include a separate risk factor in the 2013 Form 20-F.

For the nine months ended September 30, 2014, more than half of the Company’s total revenues were derived from its top five games, with Joyful Da Ying Jia contributing approximately 29% of its total revenues. To the extent that this degree of concentration of revenue remains for the full year 2014, the Company proposes to include the following risk factor in its next annual report on Form 20-F:

“More than half of our revenues are generated from a small number of games, and if we fail to extend the life cycle of our existing popular games or launch new popular games, we will not be able to maintain or grow our revenue and our financial results could be adversely affected.

We generate more than half of our revenues from a few popular games. In 2014, our top five games contributed approximately [—]% of our total revenues, with the [name of game] contributing approximately [—]% of our total revenues. Our top games may have a finite life span and may fall out of favor with our users. As a result, we must maximize the life cycle of our popular games by developing, releasing and marketing new editions or updates that will continue to engage our users. Failing to extend the life of our existing popular games will materially and adversely affect our revenue growth and financial results. We must also identify and launch new games that will gain widespread popularity and become revenue growth drivers. This requires our substantial investment in game selection, research and development, sales and marketing and game operations. It is difficult to consistently anticipate user preference on a large scale. While we continue to invest significant resources in the launch of new games, we cannot assure you that new games, game editions or updates will be popular among our users and become profitable.”

We are dependent on our ability to license new games, page 7

2.	We note that you generated 50.9% of your net revenue in 2013 from games you licensed from third parties and that you license four of the seven games you highlight as your leading games on pages 47-49. Please tell us what consideration you have given to filing as an exhibit any license agreement, or other related agreement, upon which you are substantially dependent. See Item 4(b)(ii) of Form 20-F.

The Company respectfully submits that as of December 31, 2013, its game portfolio included 521 games licensed from third parties, none of which the Company was substantially dependent upon. The highest revenue-generating licensed game generated only approximately 7% of the Company’s net revenues in 2013. In addition, listing a game as a leading game on pages 47-49 of the 2013 Form 20-F does not indicate substantial dependence on such game by the Company. In considering whether to include a game on the list of leading games, the Company takes into consideration both the revenue generated and the popularity of the game, as indicated by number of downloads, awards granted, and rankings in app stores. In fact, none of the four licensed games listed as leading games on pages 47-49 of the 2013 Form 20-F generated more than 5% of the Company’s net revenues in 2013.

Since the license agreements for these games were entered into in the ordinary course of the Company’s business, and the Company was not substantially dependent on any of them in 2013, it determined that it was not required to file the license agreements as exhibits to the 2013 Form 20-F under Item 4(b)(ii) of Form 20-F.

For the nine months ended September 30, 2014, the highest revenue-generating licensed game generated around 9% of the Company’s net revenues. If the Company determines that it is substantially dependent on any of its licensed games as of the end of 2014, it will file the relevant agreement as an exhibit in its next annual report on Form 20-F in accordance with Item 4(b)(ii) of Form 20-F.

We are dependent on relationships with chipset manufacturers and handset companies, page 8

3.	Please tell us what consideration you have given to filing your agreement with Mediatek, one of your principal shareholders, pursuant to which you engaged Mediatek to customize and install your Game Center application onto its self-developed mobile phone chips. See Item 4 of Form 20-F.

The Company respectfully advises the Staff that pre-installation of its Game Center application on chipsets is only one of the many channels through which it distributes its games, and chipset manufacturers are only one of the partners it cooperates with to distribute its games. In addition to chipset manufacturers, the Company also cooperates with handset manufacturers, design houses, app stores, web platforms, social networks and mobile network operators to distribute its games.

Since the agreement with Mediatek was entered into in the ordinary course of the Company’s business, and since the agreement is not material compared to the other distribution channels the Company has in place and the Company is not substantially dependent on such agreement, the Company determined that it was not required to file its agreement with Mediatek under Item 4 of Form 20-F.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Descriptions of Certain Statement of Comprehensive Income Items, page 69

4.	We note revenue from licensed games increased significantly in 2013 but it is not clear how this growth is addressed or incorporated into your discussion of social games and single player games revenue. Please tell us your consideration of clarifying the impact of licensed games operations here in future filings. In this regard, it would appear stating the amount of revenue generated from licensed games compared to revenue generated from self-developed games for both social and single player games would provide useful information to investors. Also it would appear useful to clarify on page 70 whether the process of players purchasing game points, the allocation of proceeds collected from players and the agreements in place with mobile service providers are the same whether social games are licensed or self-developed and if not, explain briefly how they differ, with comparable clarification in the single-player games disclosures. Please include any proposed changes to disclosures for future filings in your response. We refer you to Section III.B of SEC Release No. 33-8350.

The Company respectfully submits that the increase of revenue generated from licensed games in 2013 was primarily due to (i) the introduction of 51 licensed social games to its game portfolio in 2013, and (ii) an increase in the number of licensed single-player games from 315 in 2012 to 470 in 2013. The increase of revenue generated from licensed games was also related to the growth of the Company’s publishing business in 2013, when the Company began to transition from developing feature phone games to developing and publishing smartphone games. For the nine months ended September 30, 2014, revenue generated from licensed games contributed approximately 59% of the Company’s total revenues. The Company plans to disclose the amounts of revenues generated from licensed games compared to revenues generated from self-developed games for both social and single-player games in its future filings.

The Company confirms that the process for players to purchase game points, the allocation of proceeds collected from players and the agreements in place with mobile service providers are substantially the same for its social games, whether self-developed or licensed from third parties. Also, the process of purchasing virtual items and in-game features, the allocation of proceeds collected from players and the agreements in place with mobile service providers are substantially the same for its single-player games, whether self-developed or licensed from third parties.

In response to the Staff’s comment, the Company proposes to include language in substantially the following form under “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Description of Certain Statements of Comprehensive Income Items - Net Revenues” in its future annual reports on Form 20-F:

“Social Games

We received approximately [—]% of our total net revenues through social games in 20XI, compared to [—]% in 20XX. In 20XI and 20XX, our licensed social games contributed [—]% and [—]% of our total net revenues, and our self-developed social games contributed [—]% and [—]% of our total net revenues, respectively.

……

The process of purchasing game points, allocation of proceeds from players and the agreements we enter into with mobile service providers are substantially the same for our licensed social games and self-developed social games.

……

Single-player Games

We received approximately [—]% of our total net revenues through single-player games in 20XI, compared to [—]% in 20XX. In 20XI and 20XX, our licensed single-player games contributed [—]% and [—]% of our total net revenues, and our self-developed single-player games contributed [—]% and [—]% of our total net revenues, respectively.

……

The process of purchasing virtual items and in-game features, the allocation of proceeds collected from players and the agreements we enter into with mobile service providers are substantially the same for our licensed single-player games and self-developed single-player games.”

5.	You disclose metrics beginning on page 70 that include the number of games, new registered users, total paying users and ARPU. Please tell us whether disclosing those metrics separately for licensed games and self-developed games would provide useful information to investors and if so, your consideration of disclosing them separately in future filings. Further if there are other metrics used to measure performance of the licensed games, please tell us what those are and your consideration for disclosing those in future filings. Please include any proposed revised disclosures in your response. We refer you to Section III.B of SEC Release No. 33-8350.

The Company respectfully submits that it disclosed the respective number of licensed games and self-developed games on page 45 of the 2013 Form 20-F and plans to continue disclosing such numbers in its future annual reports on Form 20-F.

For the number of new registered users, total paying users and ARPU, the Company has already disclosed these metrics separately for social games and single-player games in the 2013 Form 20-F. The Company believes that disclosing these metrics separately for social games and single-player games provides useful information to investors, as these metrics generally are affected by the nature of the games, and may differ significantly among social games and single-player games due to their different playing patterns. However, the Company believes that disclosing these metrics separately for licensed games and self-developed games may not be meaningful to investors, because (i) the playing patterns of a game, which is a key factor affecting these operating metrics, do not differ between licensed games or self-developed games; (ii) since the Company has already disclosed these metrics for social games and single-player games, which it deems meaningful information, further disclosing disaggregated metrics for licensed games and self-developed games may cause fragmentation of the disclosure and distract readers’ attention from the more useful information.

The Company respectfully advises the Staff that it currently does not use any other metric to measure the performance of its licensed games, and if it begins using any additional metrics in the future it will consider including those metrics in future filings.

6.	We also note that you disclosed MAU and DAU numbers in your Form 6-K furnished on November 17, 2014. Please tell us if you will include those metrics in your next Form 20-F. Also tell us your consideration of providing those numbers separately for licensed games and self-developed games, as well as social and single player games and whether such disaggregated metrics would be relevant and useful. We refer you to Section III.B of SEC Release No. 33-8350.

The Company respectfully submits that it considers MAU and DAU numbers to be useful metrics for measuring the overall size of its network of users, as well as the activity level and general popularity of its game portfolio. Therefore, the Company plans to start including these metrics in its next annual report on Form 20-F.

Although MAU and DAU numbers are useful indicators of the overall size of user base, activity level and popularity of the Company’s game portfolio in general, the Company does not believe that providing disaggregated numbers separately for licensed games and self-developed games, or for social and single-player games, would be useful to investors. This is for the following reasons: (i) as mentioned above, MAU and DAU numbers are aggregated metrics the Company uses for measuring the overall size of its game portfolio user base, not for measuring the user base of the separate categories of its games; (ii) the Company has already disclosed other types of disaggregated metrics for its social games and single-player games, e.g. number of games, total paying users and ARPU, which it considers to be more useful metrics in understanding the performance of the different categories of its games; (iii) MAU and DAU numbers are also used by a number of other mobile game companies, such as iDreamSky Technology Limited and King Digital Entertainment plc, as measures of the overall size of their user base, instead of being used to measure separate categories of products, reflecting a general perception within the industry that these metrics are more useful in presenting aggregated data.

B. Liquidity and Capital Resources, page 98

7.	We note your disclosure that your cash and cash equivalents consist of cash on hand and bank deposits placed with commercial banks in China and Hong Kong. Tell us and expand these disclosures in future filings to present disaggregated cash and short term investments by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities in China please disclose the amount of cash held by VIEs separately from the amount of cash held by other entities. Please include a draft of your proposed revised disclosure in your response. Refer to Section IV of SEC Release 33-8350.

The Company respectfully submits that as of December 31, 2013, approximately RMB18 million of cash and cash equivalents and RMB21 million of short-term investments were held by the Company’s VIEs in China, and approximately RMB87 million of cash and cash equivalents and RMB31 million of short-term investments were held by its other PRC entities in China. As of December 31, 2013, the Company held approximately RMB105 million, US$6 million and HKD1 million cash and cash equivalents in Hong Kong. As of December 31, 2013, the Company did not have any cash and cash equivalents or short-term investments in the other jurisdictions in which its affiliated entities are domiciled.

The Company proposes to include language in substantially the following form in its future annual reports on Form 20-F:

“As of December 31, 20XX, RMB[—] [and other currencies] of cash and cash equivalents and RMB[—] [and other currencies] of short-term investments were held by the Company’s VIEs in China, and RMB[—] [and other currencies] of cash and cash equivalents and RMB[—] [and other currencies] of short-term investments were held by its other PRC entities in China. As of December 31, 20XX, the Company held [amounts held in different currencies] of cash and cash equivalents and [amounts held in different currencies] of short-term investments in Hong Kong[, and[amounts held in different currencies] of cash and cash equivalents and [amounts held in different currencies] of short-term investments in [other jurisdictions]] .”

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 130

8.	We note in your disclosure that you identified a material weakness in internal control over financial reporting (“ICFR”). However you do not disclose your responsibility for establishing and maintaining adequate ICFR, the framework used to evaluate the effectiveness of ICFR, or your assessment as to the effectiveness of ICFR and a statement as to whether or not ICFR is effective as of December 31, 2013. Please amend your filing to include such disclosures and comply with all of the requirements of Item 15 of Form 20-F.

The Company respectfully submits that its management, including its chief executive officer and chief financial officer, assessed the effectiveness of the Company’s ICFR as of December 31, 2013 using criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, and based on its assessment, the Company’s management concluded that, as of December 31, 2013, the Company’s ICFR was not effective. The chief executive officer and chief financial officer of the Company have certified in their Section 302 certifications, which were attached to the 2013 Form 20-F as Exhibit 12.1 and Exhibit 12.2, that an evaluation as to the effectiveness of ICFR was completed for the year ended December 31, 2013.

The Company has already commenced preparing its Form 20-F for the year ended December 31, 2014, and that filing and all future filings will include language in substantially the following form under “Item 15. Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting”:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 20XX using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, our management concluded that, as of December 31, 20XX, our internal control over financial reporting was [effective] based on the above criteria.”

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Basis of presentation, page F-16

9.	We note on page F-17 that Chengdu Zhuoxing Technology Co., Ltd and Beijing Wuyao Technology Co. Ltd (China) were established on September 16, 2013 and are consolidated in your financial statements. Please tell us whether these entities are VIEs or VIE subsidiaries. If they are VIE subsidiaries, please make that clarification in future filings noting, for each, which VIE is their respective parent. If they are VIEs, tell us how you have determined it is appropriate to consolidate them, describe any VIE agreements in place to support such determination, and tell us your consideration of revising your disclosures in future filings to incorporate this information. Please include any proposed revised disclosure in your response.

The Company respectfully advises the Staff that Chengdu Zhuoxing Technology Co., Ltd and Beijing Wuyao Technology Co. Ltd (China) are VIE subsidiaries. Shenzhen Lanyue Internet Technology Co., Ltd (“Lanyue”), which is a VIE, is the parent of both entities. In response to the Staff’s comment, the Company proposes to revise the disclosures on page F-17 in its future Form 20-F filings as follows (added text is underlined in bold):

As of December 31, 2013, the Company consolidated the following VIEs and VIEs’ subsidiaries:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities

Yingzheng	The PRC	December 31, 2010	—	Development, operation and sale of mobile phone games
Lanyue	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Chengdu Zhuoxing Technology Co., Ltd. (“Chengdu Zhuoxing”)*	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Beijing Wuyao technology Co., Ltd. (China) (“Beijing Wuyao”)*	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games

*	A subsidiary of Lanyue

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

(a) Single player games and social games, page F-25

10.	We note your disclosure on page F-27 that the estimated average playing period of paying mobile phone game players is “the time period between the paying mobile phone game players’ first purchase and last log in, for each significant game based on historical player usage patterns and game playing behavior.” Please tell us what this average time period is for each significant game and your consideration of disclosing this information in future filings.

The Company respectfully advises the Staff that the estimated average playing period of individual paying mobile phone game players for its top four games based on revenue is summarized as follows:

	Revenue in 2013		Average playing period of individual paying mobile phone game players
Joyful Da Ying Jia	RMB	94 million	1 month
Xunqinji	RMB	5 million	3 months
War Valley	RMB	3 million	3 months
Xiaoaojianghu	RMB	3 million	3 months

In response to the Staff’s comment, the Company proposes to revise the disclosures on page F-26 in its future Form 20-F filings as follows (added text is underlined in bold):

Based on the above, the Group recognizes (i) single player games revenue when the goods are delivered based on download of games or consumption of in-game premium features by mobile phone game players, or at the end of subscription period and (ii) the estimated net proceeds to be received from the mobile network operators and the third-party payment platforms for the sale of game points of the social games, using data generated from its internal system, as deferred revenue upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players, which ranges from one to three months, starting from the point in time when game points are delivered to the mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received by the Group.

Note 4. Business Acquisitions

(a) Acquisition of Vogins BVI, page F-35

11.	We note the consideration transferred included the settlement of the preexisting relationships with Vogins BVI which totaled RMB13,894. Please tell us what is included in this amount, how the value of each component was derived and why it was appropriate to include each component as part of the consideration for this transaction. We refer you to ASC 805-10-25-20 through 22.

The Company respectfully advises the Staff that the components of the settlement of the preexisting relationships with Vogins BVI included as part of the consideration transferred are as follows:

	Note	RMB (in thousand)
Short-term loan receivable	1	4,483
Accounts receivable	2	6,911
Long-term prepayment	3	2,500

Total		13,894

1.	Prior to the acquisition, Vogins Network Technology (Shanghai) Limited (“Vogins Shanghai”), a subsidiary of Vogins BVI, obtained two loans from the Group amounting to RMB4,483 in aggregate due to the shortage of working capital. These loans were unsecured, non-interest bearing and repayable on demand. The Group previously recognized these two loans as short-term loan receivable.

2.	Prior to the acquisition, the Group entered into several contracts with Vogins Shanghai for its billing and collection service as a mobile phone service provider. As of the acquisition date, the Group recognized accounts receivable due from Vogins Shanghai of RMB6,911, which resulted from the sales of in-game premium features to mobile phone game players.
3.	Prior to the acquisition, the Group entered into a technology service agreement with Vogins Shanghai, pursuant to which the Group would provide a self-developed mobile phone technology platform software and related technical services to Vogins Shanghai for a contractual term of three years in exchange for a service fee calculated based on a pre-determined formula. The Group transferred 49% noncontrolling interest in one of its subsidiaries, with a fair value of RMB3,103, to Vogins BVI as an inducement for Vogins Shanghai to sign the technology service agreement. The long-term prepayment of RMB3,103 was capitalized as a non-current asset on May 1, 2013 and amortized over the contractual term of the technology service agreement of three years. As of the acquisition date, the carrying amount of the long-term prepayment amounted to RMB2,500.

In accordance with ASC 805-10-25-20 through 23, the preexisting contractual relationships between the Group and Vogins Shanghai were effectively settled as a result of the acquisition of Vogins BVI by the Company. Since the short-term loan receivable, accounts receivable and long-term prepayment balances were settled at the recorded amount, no settlement gain or loss was recognized in connection with the acquisition. Their respective settlement amounts of RMB4,483, RMB6,911 and RMB2,500 were included as part of the consideration transferred.

Form 6-K furnished November 17, 2014

Exhibit 99.1

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

12.	We note for periods where there is more than one adjustment from each non-GAAP measure to the most comparable GAAP measure, you have aggregated those adjustments. In future filings, please quantify each adjustment separately in your reconciliations. Refer to Item 100(a)(2) of Regulation G.

In response to the Staff’s comment, the Company will quantify each adjustment separately in its reconciliations of non-GAAP financial measures to comparable GAAP measures in its future filings.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +852 2700 6188, or our U.S. counsel, David Zhang and Benjamin Su at Kirkland & Ellis, at +852 3761 3318 and +852 3761 3306, respectively.

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Fei Fu Chang
Name:	Ken Fei Fu Chang
Title:	Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis
Ringo Choi, Partner, Ernst & Young Hua Ming LLP